UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
NEF Enterprises, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
629073107
(CUSIP Number)
May 20, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62973107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Carpel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF Personal Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 400,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 62973107	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.
Common Shares, $0.001 par value.
NEF Enterprises, Inc.
1603 Orrington Avenue, Suite 600
Evanston, IL 60201

Item 2.  Identity and Background.
(a)  Ryan Carpel
(b) 1071 W. 15th Street, Unit 424
Chicago, IL 60608
(c)   Investor for Start-Ups
(d)    No
(e)    No
(f)    USA
Item 3.  Source or Amount of Funds or Other Consideration.
Ryan Carpel personal funds in the amount of $31,051.21
Item 4.  Purpose of Transaction.
(d) Change of management and operations.  Resignation of previous director and officer, and appointment of four new directors and a new officer.  Change of business from a filing agent to a biotech company focused on the acquisition and development of small molecule therapeutics for the treatment of cancer.
Item 5.  Interest in Securities of the Issuer.
(a) Amount Beneficially Owned:  400,000 Common Shares
(b) Percent of Class:  8.6%
(c)   Number of shares as to which such person has:
(i)    Sole power to vote:  400,000 Common Shares
(ii)   Sole power to dispose or to direct the disposition of: 400,000 Common Shares
(d)  None
(e)    N/A
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None
Item 7.  Material to Be Filed as Exhibits.
None

CUSIP No. 62973107	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEF ENTERPRISES, INC.

/s/ Ryan Carpel
Insert Name
N/A
Insert Title
5/22/14
Insert Date